Banco Itaú Holding Financeira S.A.
(DENOMINATION CURRENTLY BEING CHANGED TO
ITAÚ UNIBANCO BANCO MÚLTIPLO S.A.)
CNPJ. 60.872.504/0001-23	A Publicly Listed Company	NIRE. 35300010230

MEETING OF THE BOARD OF DIRECTORS
OF DECEMBER 23, 2008

The Board of Directors of BANCO ITAÚ HOLDING FINANCEIRA S.A. (denomination currently being changed to ITAÚ UNIBANCO BANCO MÚLTIPLO S.A.) met on December 23, 2008, at 3:00 p.m., at the company’s head office, with the legal quorum present and under the presidency of Dr. José Carlos Moraes Abreu, with the purpose of filling vacant positions on the Audit Committee to complete the current annual term of office, which shall be valid until the installation of the members elected on the occasion of the first meeting of the Board of Directors immediately subsequent to the Ordinary General Meeting to take place in 2009.

The matter having been put to the floor and vote, the Directors unanimously resolved to fill two vacant positions on the Audit Committee, electing EDUARDO AUGUSTO DE ALMEIDA GUIMARÃES, Brazilian, married, economist, RG-IPF/RJ 643582, enrolled in the Brazilian tax register (CPF) under number 091.663.357-87, domiciled in the city and state of São Paulo, at Avenida Eusébio Matoso nº 891, 4th floor, and GUY ALMEIDA ANDRADE, Brazilian, married, businesses administrator, bearer of Brazilian identity card RG-SSP/SP number 6.167.379, enrolled in the Brazilian tax register (CPF) under number 771.729.228-91, domiciled in the city and state of São Paulo, at Avenida Brigadeiro Faria Lima nº 1893, 6th floor, both of whom meet the prior conditions of electability pursuant to articles 146 and 147 of Law 6,404/76 and CMN Resolution 3,041/02, Article 3, the Audit Committee now comprising the following members:

President:	GUSTAVO JORGE LABOISSIERE LOYOLA

Members:	ALCIDES LOPES TÁPIAS
EDUARDO AUGUSTO DE ALMEIDA GUIMARÃES
GUY ALMEIDA ANDRADE
TEREZA CRISTINA GROSSI TOGNI (financial specialist)

Concluding the agenda, the President reminded the meeting’s participants that all those elected would take up their positions, once the Central Bank of Brazil had duly ratified the meeting’s decisions.

With no further items to discuss and as no one present desired to make any further statement, the Chairman requested that these minutes be drafted, read and signed by all, the meeting being declared concluded. São Paulo-SP, December 23 2008. (signed) José Carlos Moraes Abreu, Alfredo Egydio Arruda Villela Filho and Roberto Egydio Setubal – Vice-Presidents; Alfredo Egydio Setubal, Fernão Carlos Botelho Bracher, Henri Penchas, Ricardo Villela Marino, Sergio Silva de Freitas and Tereza Cristina Grossi Togni – Directors.

ALFREDO EGYDIO SETUBAL
Investor Relations Officer